Rezolute, Inc.

275 Shoreline Drive, Suite 500

Redwood City, CA 94065

November 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Rezolute, Inc. (the "Company")

Registration Statement on Form S-3/A

File No. 333-275562

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 PM EST on November 29, 2023, or as soon thereafter as is practicable.

Very truly yours,

Rezolute, Inc.

By:	/s/ Nevan Charles Elam
Name: Nevan Charles Elam
Title: Chief Executive Officer